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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 5 2002

SEC FILE NUMBER
B-44638

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/01__ AND ENDING __12/31/01__
                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schild Asset Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 North Hiatus Road Suite 103
                                 (No. and Street)

Pembroke Pines, Florida   33026

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

     Arthur N. Framke   (954) 447-9109
                                                   (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     Charles V. Williams
                         (Name — if individual, state last, first, middle name)

     99 NE 17th Avenue Fort Lauderdale, Florida 33305
(Address)   (City)   (State)   Zip Code)

PROCESSED
MAR 2 6 2002
THOMSON
FINANCIAL

CHECK ONE:
     ☒ Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____Arthur N. Framke_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Schild Asset Management, Inc._____, as of _____December 31st.,___ 2001__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Ada Valdes
MY COMMISSION # CC918650 EXPIRES
June 16, 2004
BONDED THRU TROY FAIN INSURANCE, INC.

Notary Public

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHILD ASSET MANAGEMENT, INC.
AUDIT REPORT
DECEMBER 31, 2001

SCHILD ASSET MANAGEMENT, INC.
INDEX TO FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2001

FINANCIAL STATEMENTS:

SUPPLEMENTARY SCHEDULES:

Sam95rpt

CHARLES V. WILLIAMS
CERTIFIED PUBLIC ACCOUNTANT
99 NE 17TH AVENUE
FT. LAUDERDALE, FL 33305

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Schild Asset Management, Inc.

I have audited the accompanying statement of financial condition of
Schild Asset Management, Inc. as of December 31, 2001 and the
related statements of income for the year then ended.   These
financial statements are the responsibility of the company's
management.   My responsibility is to express an opinion on these
financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing
standards.   Those standards require that I plan the audit to obtain
reasonable assurance about whether the financial statements are
free to material mis-statement.   An audit includes examining on a
test basis, evidence supporting the amounts and disclosures in the
financial statements.   An audit also includes assessing the
accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement
presentation.   I believe that my audit provides a reasonable basis
for my opinion.

In my opinion, the financial statements referred to above present
fairly, in all material respects, the financial condition of Schild
Asset Management, Inc. as of December 31, 2001 and the results of
its operations and its cash flows for the year then ended in
conformity with generally accepted accounting principles.

I have examined the supplementary schedules, and, in my opinion,
they present fairly the information included therein, in conformity
with the rules of the Securities and Exchange Commission.

Charles V. Williams
Fort Lauderdale, Florida
February 10, 2002

95audiii

SCHILD ASSET MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash on deposit	$ 12,124.
Firm investment account	120,537.
Due from Clearing Broker	77,959.
Investment NASD	20,100.
Fixed asset net of accumulated depreciation of $106,546.	35,160.
Other assets	14,694.
	$280,574.

LIABILITIES AND STOCKHOLDERS EQUITY

Due to Clearing Broker	$ 25,039.
Accounts Payable	28,816.
Notes Payable-Officers	(8,393.)
Retirement Accrual	28,714.
Commitments (note 3)	-
Stockholders Equity:	
Common Stock	$300,000.
Retained earnings [deficit]	(93,602.)
	$280,574.

The accompanying notes are an integral part of these financial statements.

1.

sam95iii

SCHILD ASSET MANAGEMENT, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:

Commissions	$1,800,747.
Interest Income/Rebates	188,050.
Fee Income	24,099.
Total Revenue	$2,012,896.

EXPENSES:

Quotation Services	$ 112,828.
Salaries	1,159,021.
Rent	64,447.
Clearing Costs	290,623.
Depreciation and Amortization	32,514.
Profit Sharing Contribution	48,714.
Other Expenses	318,320.
Total Expenses	$2,026,467.
Net Loss	(13,571.)
Provision For Taxes	-0-
Net Loss	$ (13,571.)

The accompanying notes are an integral part of these financial statements.

2.

SCHILD ASSET MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Retained Earnings [deficit]	Total
Balance 01/01/01	$300,000.	[$80,031.]	$219,969.
Net Loss		[$13,571.]	[$ 13,571.]
Balance 12/31/01	$300,000.	[$93,602.]	$206,398.

The accompanying notes are an integral part of these financial statements.

3.

sam95v

SCHILD ASSET MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:

Net Loss	$(13,571.)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation & Amortization	$ 32,514.
Decrease in receivables	$ 17,510.
Decrease in payables	$(151,237.)
Decrease in investments	$ 77,708.
Increase in fixed assets	$(19,136.)

Net cash flows from operating activities	$(42,641.)
Net decrease in cash	$(56,212.)

The accompanying notes are an integral part of these financial statements.

4.

SCHILD ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying policies that affect the more significant elements of the Company's financial statements are summarized below. These policies have been applied on a consistent basis.

The Companies operated as a broker-dealer in securities and is so registered with the United States Securities and Exchange Commission, the Florida Division of Securities and the National Association of Securities Dealers, Inc. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

Pursuant to an agreement between the Company and its clearing broker, customer securities transactions are introduced and cleared on a fully-disclosed basis. The Company is exempt from provisions of Rule 15c3-4 under Section(k)(2)(B) and is not responsible for compliance with Section 4(c) of the Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by the clearing broker.

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires that the Company's aggregate indebtedness as defined, shall not exceed 1500% of "Net Capital" was $136,444., and the "Required Net Capital," as defined, was $100,000. The ratio of "Aggregate Indebtedness" to "Net Capital" was 54.

Fixed assets are stated at cost. Depreciation is computed on the declining balance and straight line methods over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred; expenditures for renewals and betterments are capitalized. The cost of assets sold, as well as the related accumulated depreciation, are removed from the accounts, with any gain or loss on disposition included in income.

5.

SCHILD ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 2 - Fixed Assets:

Fixed assets at December 31, 2001 consisted of the following:

Useful life 7 years

Equipment	$141,706.
Less accumulated depreciation	106,546.
Net book value	$ 35,160.

Note 3 - Commitments:

A) The Company's Pembroke Pines office is leased under an agreement through 05/01/05.

B) The Company's New Jersey office is leased under an agreement through 08/31/05.

Note 4 - Notes Payable From Officers:

This was a short term year end advance and was paid in full by February 8, 2002.

sam95vii

Reconciliation of difference in net capital computations pursuant to Rule 17A-5cd-4:

Net capital per company computation
per 12/31/01 X17A-5 Part II A $136,443.

Net capital per audit report   136,444.
                              Difference ($ 1.)

Subordinated Liabilities

There were no liabilities subordinated to the claims of general creditors at December 31, 2001 or at any time during the period then ended.

6.

sam95ix

SCHEDULE I


SCHILD ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1
DECEMBER 31, 2001


Total stockholders equity from
Statement of Financial Condition $206,398.

Deduct-non allowable assets and
other charges (Exhibit I)   69,954.
                          Net Capital **$136,444.**


COMPUTATION OF AGGREGATE INDEBTEDNESS


Due to clearing broker $ 25,039.

Accounts Payable and Accruals   49,137.
              Aggregate indebtedness **$ 74,176.**

Ratios of aggregate indebtedness to net capital 54%


7.


sam95x

Schedule I

Exhibit I

SCHILD ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1
DECEMBER 31, 2001

Non Allowable Assets and Other Charges

Fixed assets net
of accumulated depreciation $35,160.
Other Assets   34,794.
                                      $69,954.

Computation for Determination of
Reserve Requirements Pursuant to
Rule 15c3-3
Information Relating to the Possession or
Control Requirements Under Rule 15c3-3

The Company is not required to file the above Schedules as they are
exempt from Rule 15c3-3 ck2B as all customer transactions are
cleared through another Broker Dealer on a fully disclosed basis.

sam95xi

CHARLES V. WILLIAMS
CERTIFIED PUBLIC ACCOUNTANT
99 NE 17 AVENUE
FT LAUDERDALE, FL 33305

February 10, 2002

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5**

TO THE BOARD OF DIRECTORS
OF SCHILD ASSET MANAGEMENT, INC.

I have examined the financial statements of Schild Asset
Management, Inc. for the period ended December 31, 2001 and have
issued out report thereon dated February 10, 2002. As part of our
examination, I made a study and evaluation of the Company's system
of internal accounting control (which includes the procedures for
safeguarding securities) to the extent we considered necessary to
evaluate the system as required by generally accepted auditing
standards. The purpose of our study and evaluation, which included
obtaining an understanding of the accounting system, was to
determine the nature, timing and extent of the auditing procedures
necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by
the Company in making the periodic computations of aggregate
indebtedness and net capital under Rule 17a-3(a)(11) and the
procedures for determining compliance with the exemptive provisions
of Rule 15c3-3. We did not review the practices and procedures
followed by the Company in making the quarterly securities
examinations, counts, verifications and comparisons and the
recordation of differences required by Rule 17a-13 or in complying
with the requirements for prompt payment for securities under
Section 8 of Regulation T of the Board of Governors of the Federal
Reserve System, because the Company does not carry security
accounts for customers or perform custodial functions relating to
customer securities.

The management of the Company is responsible for establishing and
maintaining a system of internal accounting control and the
practices and procedures referred to in the preceding paragraph.

sam95xii

In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Schild Asset Management, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Charles V. Williams

sm95xiii